

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Jim Mutrie
Chief Commercial Officer
Switchback Energy Acquisition Corp
5949 Sherry Lane, Suite 1010
Dallas, TX 75225

> **Re: Switchback Energy Acquisition Corp**
> **Registration Statement on Form S-4**
> **Filed October 19, 2020**
> **File No. 333-249549**

Dear Mr. Mutrie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please disclose the total number of shares that will be issued in connection with the transactions. See Item 501(b)(2) of Regulation S-K.

Summary Term Sheet, page ix

2. We note your disclosure that the PIPE Investors will be purchasing 22,500,000 shares of Class A Common Stock for $10.00 per share. Please revise your disclosure to state the value of the 22,500,000 shares based on the most recent trading price of the Class A Common Stock.

The Business Combination

Background of the Business Combination, page 116

3. We note your disclosure that the Switchback Board ultimately determined ChargePoint was the most attractive potential transaction partner. Please revise to clarify the timing of this decision. Please provide more detail regarding any substantive discussions with the other potential acquisition targets that you considered.

4. Similarly, we note your disclosure on page 117 that ChargePoint received a number of unsolicited inquires from other SPACs. Please revise to explain whether and to what extent ChargePoint discussed potential transactions with other entities.

Proposal Nos. 2 - 6 -- The Charter Proposals, page 148

5. We note that Proposal No. 6 relates to "certain other changes" that the Switchback Board deems appropriate for a public operating company. Please provide more information with respect to the changes to be made if this proposal is approved.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624 or Martin James at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing